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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

September 5, 2017

VIA EDGAR
==========
Mr. Jay Williamson
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Leeward Investment Trust
(File No. 811-22507)

Dear Mr. Williamson:
At your request, we are submitting this letter on behalf of our client, Leeward Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the correspondence filing related to the Preliminary Proxy Statement regarding the Ultra Short Prime Fund (the "Fund, and together, the "Funds") filed with the SEC by the Trust.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. The disclosure referenced in the prior response to Comment 7 does not appear to be included. Please advise or revise.
Response.  The referenced disclosure was omitted by error and has been reinserted.
2.	Comment. In the Investment Management Agreement, please make sure the language regarding the adviser's obligations and duties is consistent with Section 18 of the Investment Company Act.
Response.  The Agreement has been revised as requested.

Mr. Jay Williamson
 Securities and Exchange Commission
September 5, 2017

3.	Comment. In the Investment Management Agreement, please add that there is no penalty for termination.
Response.  The Agreement has been revised as requested.
4.	Comment. In the Investment Management Agreement, please ensure that the assignment provision is consistent with the Investment Company Act.
Response.  The Agreement has been revised as requested.

* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis